Exhibit (a)(22)

 FOR IMMEDIATE RELEASE


         WHX RESPONDS TO GLOBAL INDUSTRIAL TECHNOLOGY'S REJECTION OF IT
           $11.50 PER SHARE TENDER OFFER AND REQUESTS REINSTATEMENT OF
                                 ANNUAL MEETING

New York - May 26, 1999 - WHX Corporation (NYSE: WHX) announced today that it is disappointed with Global Industrial Technology's (NYSE: GIX) recent rejection of WHX's $11.50 per share tender offer to acquire all of the outstanding shares of Global, as well as with the postponement of its annual meeting.

WHX issued the following statement in response to yesterday's  announcement from
Global:

                  "This latest maneuver is yet another attempt by Global's management and board of directors to subvert shareholder democracy and to avoid having to answer unpleasant questions about their stewardship of the company. Coming on the heels of the recommendation by Institutional Shareholder Services supporting WHX's efforts to elect a single dissident nominee to the Board of Directors, it is no surprise that Global would rather delay shareholders' ability to register their dissatisfaction with the current management and board of directors."

                  "Having tied themselves up in an exclusive negotiation pact for the second time this month, the Global board of directors is now using that arrangement as an excuse to procrastinate and delay the annual meeting. When the first exclusive negotiation period expired, Global announced it was no longer in any merger discussions, only to reverse course later that day. Frankly, all shareholders should regard these exclusive pacts with a large degree of skepticism, and should join WHX in contacting Global directly to demand the reinstatement of the May 28 annual meeting."

WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

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Contacts:
                  Abernathy MacGregor Frank
                  Patricia Sturms/Kate Huneke
                  (212) 371-5999